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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     Schedule 13G


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 20)*


                              J. C. PENNEY COMPANY, INC.
                              __________________________
                                   (Name of Issuer)


                            Common Stock of 50c par value
                            ______________________________
                            (Title of Class of Securities)


                                      708160106
                                   ________________
                                    (CUSIP Number)


                                   January 1, 1999
            ______________________________________________________________
               (Date of Event Which Requires Filing of This Statement)

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [X]  Rule 13d-1(b)
                    [_]  Rule 13d-1(c)
                    [_]  Rule 13d-1(d)


               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

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     CUSIP No. 708160106                13G       Page  2   of  4  Pages
               __________                              ___     ___


      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Savings and Profit-Sharing Fund under Savings and Profit-Sharing Retirement Plan of J. C. Penney Company, Inc.

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                     (a)   [_]

                                                                 (b)   [_]

      3  SEC USE ONLY



      4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Not Applicable


                   5   SOLE VOTING POWER
                       -0-. See Item 4(a).
      NUMBER OF
        SHARES     6   SHARED VOTING POWER
     BENEFICIALLY      -0-. See Item 4(a).
       OWNED BY
         EACH      7   SOLE DISPOSITIVE POWER
       REPORTING       -0-. See Item 4 (a).
        PERSON
         WITH      8   SHARED DISPOSITIVE POWER
                       -0-. See Item 4 (a).

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-. See Item 4 (a).

     10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.0%. See Item 4 (a).

     12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           EP

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                                                          Page 3 of 4 Pages
                                                               _    _


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549
                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 20)

          Item 1(a) Name of Issuer:
                    J. C. PENNEY COMPANY, INC.

          Item 1(b) Address of Issuer's Principal Executive Offices:
                    6501 Legacy Drive, Plano, Texas  75024-3698

          Item 2(a) Name of Person Filing:
                    Savings and Profit-Sharing Fund under Savings and Profit-Sharing Retirement Plan of J. C. Penney Company, Inc. ("Plan")

          Item 2(b) Address of Principal Business Office:
                    6501 Legacy Drive, Plano, Texas  75024-3698
                    mailing  address, P.O. Box 659002, Dallas, Texas 75265-
                    9002

          Item 2(c) Citizenship:
                    Not Applicable

          Item 2(d) Title of Class of Securities:
                    Common Stock of 50c par value

          Item 2(e) CUSIP No. 708160106

          Item 3 If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                (f) [x] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

          Item 4    Ownership.
                (a) Amount Beneficially Owned:  -0- shares.  As  of January
                    1, 1999, the Plan was merged with and into the J. C. Penney Company, Inc. Savings, Profit Sharing and Stock Ownership Plan ("LESOP"). Shares previously reported as beneficially owned by the Plan are now held by the LESOP.
                (b) Percent of Class:  0.0%.
                (c) Number of shares as to which such person has:
                     (i)   sole power to vote or to direct the vote - 0.
                     (ii)  shared power to vote or  to direct the vote - 0.

                     (iii) sole  power   to  dispose   or  to  direct   the
                           disposition of - 0.
                     (iv)  shared  power  to  dispose   or  to  direct  the
                           disposition of - 0.

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                                                          Page 4 of 4 Pages
                                                               _    _


          Item 5     Ownership of Five Percent or Less of a Class.
                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
                     following.   / X /

          Item 6     Ownership  of  More  than Five  Percent  on  Behalf of
                     Another Person.

                     Not applicable.

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                     Not Applicable.

          Item 8     Identification and  Classification of  Members of  the
                     Group.
                     Not Applicable.

          Item 9     Notice of Dissolution of Group.
                     Not applicable.

          Item 10    Certification.
                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                     The filing of this statement shall not be construed as an admission that the Plan is, for the purposes of
                     Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

          Signature.
          _________

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 9, 1999

          /s/ George Brand
          _______________________________________________
          Signature


          George Brand, Benefit Plans Accounting Manager
          _______________________________________________
          Name/Title